Exhibit 107

Calculation of Filing Fee Table

Form S-8

(Form Type)

Trio Petroleum Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)		Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common stock, par value $0.0001 per share	Rule 457(h)	4,000,000	(2)	$3.00	(3)	$12,000,000	$0.0001102	$1,322.4
Total Offering Amounts								$12,000,000	$1,322.4
Total Fee Offsets									–
Net Fee Due									$1,322.4

(1)	Pursuant to Rule 416(a) under the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions which results in an increase in the number of outstanding shares of the Registrant’s common stock.
(2)	Includes 4,000,000 shares of common stock currently reserved for future grant under the 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan provides that the share limit is increased by the number of shares subject to awards granted that later are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares. The 2022 Plan also provides that shares that are withheld upon exercise to pay the exercise price of a stock option or satisfy any tax withholding requirements are added back to the share reserve and again are available for issuance under the 2022 Plan.
(3)	Estimated in accordance with Rule 457(h) solely for the purpose of calculating the registration fee on the basis of the initial public offering price of $3.00 per share of common stock as set forth in the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267380), declared effective on April 17, 2023.